    November 2, 2021

Ms. Nasreen Mohammed and Mr. Joel Parker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Carriage Services, Inc.
Form 10-K filed March 2, 2021
Form 8-K filed July 30, 2021
File No. 001-11961

Dear Ms. Mohammed and Mr. Parker:

This letter responds to the most recent comments Carriage Services, Inc. (“we,” “our” or the “Company”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”), dated October 26, 2021, with respect to our filed response to the SEC, dated October 5, 2021, addressing the comments previously submitted to the Company as set forth in the Staff’s Comment Letter dated September 22, 2021.

For your convenience, our responses are prefaced by the text of the Staff’s most recent comments in bold/italicized text below.

Correspondence filed October 5, 2021

General

1.We note your response that you will revise disclosures related to our comments on Non-GAAP disclosures in future filings. Please provide us an example of how you plan to revise future filings to address all three comments.

Response: We respectfully acknowledge the Staff’s comments and refer the Staff to our Third Quarter Earnings Release issued on October 27, 2021 and furnished as Exhibit 99.1 to our Current Report on Form 8-K filed on October 29, 2021, attached hereto as Exhibit A (the “Third Quarter Earnings Release”). As discussed during our telephone conversation with the Staff on October 27, 2021, the Third Quarter Earnings Release includes revised disclosures related to the Staff’s comments on Non-GAAP disclosures in its Comment Letter dated September 22, 2021.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve the Staff’s comments in a timely manner that is acceptable to the Staff.

If you have any questions regarding the foregoing, please contact me at (713) 332-8424 or C. Benjamin Brink, the Company’s Chief Financial Officer and Treasurer, at (713) 332-8441.

Sincerely,

By: /s/ Steven D. Metzger
Steven D. Metzger
Executive Vice President, General Counsel and Secretary

cc: C. Benjamin Brink, Executive Vice President, Chief Financial Officer and Treasurer, Carriage Services, Inc.